Washington, D.C. 20594


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                           (Amendment No. )*



                             Raytheon Company

                             (Name of Issuer)

                           Class A Common Stock

                      (Title of Class of Securities)

                                755111309

                              (CUSIP Number)

                              July 24, 2000

        (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Group International, Inc.
     95-4154357

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California


              5   SOLE VOTING POWER

                  9,586,450


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  10,088,850
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,088,850   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.0%


 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Capital International Limited


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom


              5   SOLE VOTING POWER

                  6,052,650


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  6,052,650
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,052,650   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.0%


 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934

Amendment No.

Item 1(a)   Name of Issuer:
       Raytheon Company

Item 1(b)   Address of Issuer's Principal Executive Offices:
       141 Spring Street
       Lexington, MA  02421

Item 2(a)   Name of Person Filing:
       Capital Group International, Inc., Capital International
       Limited

Item 2(b)   Address of Principal Business Office or, if none,
       Residence:
       11100 Santa Monica Blvd.
       Los Angeles, CA  90025

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of Class of Securities:
       Class A Common Stock

Item 2(e)   CUSIP Number:
       755111309

Item 3 If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
       (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
       (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
            U.S.C. 78o).
       (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
       (d)  [ ] Investment company registered under section 8 of the
            Investment Company Act of 1940 (15 U.S.C. 80a-8).
       (e)    [ ] Investment Adviser registered under Section 203 of
            the Investment Advisers Act of 1940.
       (g) [ ] Parent Holding Company in accordance with Section 240.13d-1(b)(1)(ii)(G).
       (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
       (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
       (j)    [ ] Group, in accordance with Sec. 240.13d-
          1(b)(1)(ii)(J).

Item 4   Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


CUSIP: 755111309                                                Page 4 of 7





       See pages 2 and 3.

       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
          (i)  Sole power to vote or to direct the vote
          (ii) Shared power to vote or to direct the vote
          (iii)Sole power to dispose or to direct the disposition of
          (iv) Shared power to dispose or to direct the disposition of

       Capital Group International, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in
       Section 3(a)6 of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. Capital Group International, Inc. does not have investment power or voting power over any of the securities reported herein; however, Capital Group International, Inc. may be deemed to "beneficially own" such securities by virtue of Rule 13d-3 under the Act.

       Capital International Limited is deemed to be the beneficial owner of 6,052,650 shares or 6.0% of the 100,805,000 shares of Class A Common Stock believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.

Item 5   Ownership of 5% or Less of a Class: [ ]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

       The following subsidiaries of Capital Group International, Inc. hold securities being reported herein:

       1. Capital Guardian Trust Company

       2. Capital International Limited

       3. Capital International S.A.

       4. Capital International Research and Management, Inc. dba
          Capital International, Inc.

Item 8   Identification and Classification of Members of the Group:
       N/A

Item 9   Notice of Dissolution of the Group:  N/A


CUSIP: 755111309                                                Page 5 of 7





Item 10   Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired are not not held in connection with or as a participant in any transaction having that purpose of effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Date:          August 15, 2000


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Chairman

                       Capital Group International, Inc.


        Date:          August 15, 2000


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Vice Chairman

                       Capital International Limited




        *By    /s/ Michael J. Downer

               Michael J. Downer
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated January 29, 1999 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 10, 2000 with respect to Acclaim Entertainment, Inc.















CUSIP: 755111309                                                Page 6 of 7





                                AGREEMENT
                             Los Angeles, CA
                             August 15, 2000


  Capital Group International, Inc. ("CGII") and Capital International Limited ("CIL") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common Stock issued by American Retirement Corp.

  CGII and CIL state that they are each entitled to individually use
Schedule 13G pursuant to Rule 13d-1(k) of the Act.

  CGII and CIL are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                 CAPITAL GROUP INTERNATIONAL, INC.

                 BY:              *David I. Fisher

                                   David I. Fisher, Chairman
                                   Capital Group International,
                                   Inc.


                 CAPITAL INTERNATIONAL LIMITED

                 BY:              *David I. Fisher

                                   David I. Fisher, Vice Chairman
                                   Capital International Limited


*By  /s/ Michael J. Downer

     Michael J. Downer
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated January 29, 1999 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 10, 2000 with respect to Acclaim Entertainment, Inc.